April 12, 2006

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Via EDGAR Electronic Filing

Dear Ms. Bennett:

This correspondence is in response to your verbal comments made in the teleconference on Wednesday April 5, 2006 related to Baldor Electric Company (File No. 1-7284). The attached outlines our original response as provided in our letter dated April 3, 2006 and a modification to the original response based upon our phone conversation on April 5, 2006. Our intent continues to be to provide adequate disclosure in compliance with applicable disclosure requirements and to provide shareholders a clear understanding of our operations and results. We also expressly note that, by responding to the Staff’s comments or revising or agreeing to revise any disclosure in response to the Staff’s comments, we are not hereby admitting or acknowledging any deficiency in our prior disclosures or response letter.

Additionally, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. We also are aware that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance.

Best Regards,

/s/ Ronald E. Tucker
Ronald E. Tucker President, CFO and Secretary Baldor Electric Company

Form 10-K for fiscal year December 31, 2005

Financial Statements, Exhibit 13

Consolidated Statements of Earning, page 9

Original Comment and Response

1.	SEC Comment – “We see that you report a separate line item “Profit Sharing”. Please explain to us the nature of these amounts, and tell us why they are reported as non-operating expenses. We read on page 16 that the profit sharing plan pays a benefit to most of your employees. Please tell us why this would not represent compensation that would be included in operating expenses.

Company Response - The item “Profit Sharing” represents amounts contributed to the benefit of eligible employees, at management’s discretion, calculated based on pre-tax earnings. The Company’s practice has been to disclose this amount as a separate line item in the Consolidated Statements of Earnings so shareholders and participants in the plan can easily see the amount of contribution.

We propose to revise the Consolidated Statements of Earnings in all future filings to present profit-sharing contributions as a separate line item immediately above the operating profit calculation and immediately below selling and administrative expenses. Thus it will continue to be reported as an individual line item so as to specifically present this amount to the public, however it will be included in the operating profit calculation.

Additional Verbal Comment and Response

SEC Comment – The profit sharing expense is defined as compensation expense. As such, why would the amount be presented separately and not be included with the applicable “Cost of goods sold” and “Selling and administrative” lines respectively? Additionally, if the expense was included in these lines and not presented separately, would the resulting changes warrant a restatement of prior 10-K filings?

Company Response - In our next filing the Company will include the applicable profit sharing expense within the “Cost of goods sold” and “Selling and administrative” lines instead of presenting as a separate “Profit sharing” line item. Additionally, previously reported amounts will be revised to reflect this presentation in our next filing. Please see attached Exhibit A, which illustrates the pro-forma 2005 Consolidated Statements of Earnings, incorporating this proposed reclassification.

Based upon our analysis in Exhibit B, we do not deem the change in Gross Profit and Operating Profit to be material to readers of the Consolidated Statement of Earnings on a year over year basis either as a percent of sales or in dollar fluctuation, nor does it change any trends. Therefore, we propose adopting this presentation in our next filing, with previously reported amounts revised accordingly, rather than restating prior year filings.

Exhibit A

Consolidated Statements of Earnings

Baldor Electric Company and Affiliates

	Year Ended
(In thousands, except per share data)	December 31 2005	January 1 2005	January 3 2004
Net sales	721,569	648,195	561,391
Cost of goods sold	527,502	479,664	413,953

Gross Profit	194,067	168,531	147,438
Selling and administrative	124,668	114,906	107,120

Operating Profit	69,399	53,625	40,318
Other income, net	1,976	1,938	1,960
Interest expense	4,080	3,235	2,949

Earnings before income taxes	67,295	52,328	39,329
Income taxes	24,274	17,276	14,550

NET EARNINGS	43,021	35,052	24,779

Net earnings per share – basic	$1.30	$1.06	$0.75

Net earnings per share – diluted	$1.28	$1.05	$0.74

Weighted average shares outstanding – basic	33,170,241	32,953,382	32,928,369

Weighted average shares outstanding – diluted	33,727,946	33,485,261	33,404,733

Dividends declared and paid per common share	$0.62	$0.57	$0.53

Exhibit B

Baldor Electric Company

Detailed analysis of change in profit sharing classification on the income statement

Income Statement

As originally filed

	2005	Percent Of Sales	2004	Percent Of Sales	2003	Percent Of Sales
Net sales	721,569		648,195		561,391
Cost of goods sold	519,840		473,752		409,294

Gross Profit	201,729	28.0%	174,443	26.9%	152,097	27.1%
Selling and administrative	123,392		113,933		106,343

Operating Profit	78,337	10.9%	60,510	9.3%	45,754	8.2%
Other income, net	1,976		1,938		1,960
Profit sharing	8,938		6,885		5,436
Interest	4,080		3,235		2,949

Earnings before income taxes	67,295	9.3%	52,328	8.1%	39,329	7.0%
Income taxes	24,274		17,276		14,550

NET EARNINGS	43,021	6.0%	35,052	5.4%	24,779	4.4%

Income Statement Pro-forma with reclassification of profit sharing

	2005	Percent Of Sales	2004	Percent Of Sales	2003	Percent Of Sales
Net sales	721,569		648,195		561,391
Cost of goods sold	527,502		479,664		413,953

Gross Profit	194,067	26.9%	168,531	26.0%	147,438	26.3%
Selling and administrative	124,668		114,906		107,120

Operating Profit	69,399	9.6%	53,625	8.3%	40,318	7.2%
Other income, net	1,976		1,938		1,960
Profit sharing	—		—		—
Interest	4,080		3,235		2,949

Earnings before income taxes	67,295	9.3%	52,328	8.1%	39,329	7.0%
Income taxes	24,274		17,276		14,550

NET EARNINGS	43,021	6.0%	35,052	5.4%	24,779	4.4%

Exhibit B continued

Summary	of Effect of Change in Presentation

	Presented	Proposed	Change
Gross Profit (as % of sales)
2005	28.0%	26.9%	1.1%
2004	26.9%	26.0%	0.9%
2003	27.1%	26.3%	0.8%

Operating Profit (as % of sales)
2005	10.9%	9.6%	1.3%
2004	9.3%	8.3%	1.0%
2003	8.2%	7.2%	1.0%

NET EARNINGS (as % of sales)
2005	6.0%	6.0%	0.0%
2004	5.4%	5.4%	0.0%
2003	4.4%	4.4%	0.0%